UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

CALAVO GROWERS, INC.
(Name of Issuer)

COMMON STOCK, $0.001 PAR VALUE
(Title of Class of Securities)

128246 10 5
(CUSIP Number)

OCTOBER 16, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

*      The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1	NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON LIMONEIRA COMPANY 77-0260692
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE CORPORATION
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 665,000
	6	SHARED VOTING POWER N/A
	7	SOLE DISPOSITIVE POWER 665,000
	8	SHARED DISPOSITIVE POWER N/A
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 665,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.6%
12	TYPE OF REPORTING PERSON* CO

Footnotes
EXPLANATORY NOTE:  This Amendment No. 1 to Schedule 13G amends the Schedule 13G filed with the Commission on October 27, 2005, as File Number 005-81091.

Item 1(a)	Name of Issuer:

CALAVO GROWERS, INC.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

1141-A CUMMINGS ROAD
SANTA PAULA, CA 93060

Item 2(a)	Name of Person Filing:

LIMONEIRA COMPANY

Item 2(b)	Address of Principal Business Office or, if none, Residence:

1141 CUMMINGS ROAD
SANTA PAULA, CA 93060

Item 2(c)	Citizenship:

DELAWARE CORPORATION

Item 2(d)	Title of Class of Securities:

COMMON STOCK, $0.001 PAR VALUE PER SHARE

Item 2(e)	CUSIP Number

128246 10 5

Item 3	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

☐	(a)	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

☐	(b)	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

☐	(c)	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c)

☐	(d)	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)

☐	(e)	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

☐	(f)	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

☐	(g)	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

☐	(h)	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

☐	(i)	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

☐	(j)	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

☐	(k)	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Item 4	Ownership

Item 4(a)	Amount Beneficially Owned:

665,000

Item 4(b)	Percent of Class:

4.6%

Item 4(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote

665,000

(ii)	shared power to vote or to direct the vote

N/A

(iii)	sole power to dispose or to direct the disposition of

665,000

(iv)	shared power to dispose or to direct the disposition of

N/A

Item 5
Ownership of Five Percent or Less of a Class:  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

N/A

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

N/A

Item 8	Identification and Classification of Members of the Group:

N/A

Item 9	Notice of Dissolution of Group:

N/A

Item 10	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: OCTOBER 30, 2009	By:	/s/ DON P. DELMATOFF
	Name:	DON P. DELMATOFF
	Title:	VICE PRESIDENT, FINANCE AND ADMINISTRATION